

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054

> **Re: Marlin Business Services Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-50448**

Dear Ms. Wilson:

We have completed our review of your filings and do not have any further comments at this time.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief